SEC Mail Processing
Date – July 26, 2022
RMS

22006808

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50270

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/21 (MM/DD/YY) AND ENDING 04/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ferghana Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Ave Suite 1402
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William J Kridel Jr	212-986-7900	kridel@ferghanapartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William J Kridel Jr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ferghana Securities, Inc., as of April 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARMEN HESLOP
Notary Public - State of New York
NO. 01HE6191609
Qualified in Kings County
My Commission Expires 08/18/24

Signature: William J Kridel Jr

Title:
President

Carmen Heslop
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Ferghana Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ferghana Securities, Inc. (the "Company") as of April 30, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
June 6, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2022

ASSETS

Cash	$ 210,583	
Due from Parent	40,072	
Accounts receivable	23,650	
TOTAL ASSETS		$274,305

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable & Accrued expenses	$7,372	
TOTAL LIABILITIES		$ 7,372
STOCKHOLDER'S EQUITY:		
Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	$1	
Additional paid in capital	13,950	
Retained earnings	252,982	
TOTAL STOCKHOLDER'S EQUITY		$266,933
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$274,305

See Accompanying Notes to Financial Statements

1. ORGANIZATION:

Ferghana Securities, Inc. (the "Company"), was formed in Delaware on April 22, 1997. The Company's main office is located in New York, NY. It is a wholly owned subsidiary of Ferghana Partners Inc. ("Parent"). The Company is a Broker Dealer registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Securities Exchange Commission ("SEC").

The Company provides investment banking services to the global Healthcare and Chemicals Sectors for equity and debt offering transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition results of operations and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification sometimes referred to as the "Codification" or "ASC"

USE OF ESTIMATES:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2022

INCOME TAXES:

The Company and its Parent file consolidated Federal, state and city income tax returns. The Company calculates Federal, state and local income taxes as if the Company filed on a separate return basis and the amounts of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing current enacted tax laws and rates.

The consolidated tax return for the current year and the last three years are subject to examination by the Internal Revenue Service and the State of New York. Management believes it is no longer subject to income tax examinations for the years prior to April 30, 2018.

The Company has available at April 30, 2022, unused operating loss carry-forwards, which may be applied against future taxable income, totaling in a net deferred tax asset of approximately $77,659, that may be carried forward indefinitely. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

SUBSEQUENT EVENTS:

The Company has reviewed transactions and events from its year-end April 30, 2022 through the date the financial statements were available to be issued for matters which require recording and/or disclosure in the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. ACCOUNTS RECEIVABLE:

Accounts receivable represent amounts receivable by the Company from various clients for investment banking services. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on experience and current conditions. For the year ended April 30, 2022, accounts receivable totaled $23,650. No allowance for uncollectible accounts receivable was required as of April 30, 2022.

4. REVENUE RECOGNITION:

The Company earns investment banking services fees under private placement contracts for equity and debt offerings conducted by the Company's clients.

Retainer fees are billed on a periodic basis for engagement services performed in accordance with the contractual agreement. Revenue is recognized in the period billed and nonrefundable, reflecting the Company's completion of its related performance obligations. Retainer fees totaled $649,650 for the year ending April 30, 2022.

The Company did not have any open contracts or deferred revenue as of April 30, 2022.

Success fees are billed upon completion of the engagement in accordance with the contractual agreement, typically the closing of the underlying client offering transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the client agreement terms. Success fees totaled $111,250 for the year ending April 30, 2022.

In all cases, revenue recognition is subject to collection being probable. Reimbursable out of pocket expenses are recorded as incurred. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the case that client engagements are terminated for other reasons.

5. RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, administrative, general overhead and office space costs. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an Office and Administrative Services Agreement. For the year ended April 30, 2022, these expenses amounted to $660,000 of which $0 was payable as of April 30, 2022.

The Company has a receivable Due from Parent of $40,072 as of April 30, 2022. The receivable is non-interest bearing. Repayment terms are unwritten subject to the Parent's determination.

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, my exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At April 30, 2022, the Company's account did not exceed FDIC insured limits

At April 30, 2022 and for the year then ended two clients accounted for 100% of the Company's accounts receivable.

7. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 420 Lexington Avenue, New York, N.Y. 10170 and at the regional office of the Securities & Exchange Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934's (SEA") Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital, of the greater of $5,000 or 6 2/3% of its aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2022 the Company had net capital of $203,211 and aggregate indebtedness of $7,372. The net capital ratio was 0.04 to 1 or 4% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $198,211.

9. NEW ACCOUNTING AND AUTHORIATIVE GUIDANCE:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financials statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending April 30, 2022 various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

10. COVID-19 IMPACT:

Management is currently evaluation the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11. COMMITMENT AND CONTINGENCIES:

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at April 30, 2022, or during the year then ended.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To those Charged with Governance and the Stockholder of Ferghana Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Ferghana Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Ferghana Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2022. Ferghana Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Ferghana Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended April 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Ferghana Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
June 6, 2022

FERGHANA SECURITIES, INC.

SCHEDULE OF GENERAL ASSESSMENT RECONCILIATION
SECURITIES INVESTOR PROTECTION CORPORATION
PURSUANT TO RULE 17a-5(e)(4)

FOR THE PERIOD MAY 1, 2021 TO APRIL 30, 2022

AS ORGINALLY FILED - FORM SIPC-7

2a.	Total revenue	$760,902
2c.	Deductions	0
2d.	SIPC Net Operating Revenues	$760,902
2e./A	General Assessment @.0015	$1,141
B	Less payment made with SIPC-6 filed	649
F	Assessment balance due - payment made May 19 2022	$ 492